FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                QUARTERLY REPORT


                  For the quarterly period ended June 30, 2003


                               INFICON Holding AG


                              INFICON Holding Inc.
                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   |X|       Form 40-F  |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes   |_|       No  |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

                                Table of Contents
                               INFICON Holding AG

--------------------------------------------------------------------------------


Consolidated Balance Sheets....................................................3
Consolidated Statements of Income..............................................4
Consolidated Statements of Cash Flows..........................................5
Notes to condensed consolidated financial statements...........................6
Operating and Financial Review and Prospects..................................16
Quantitative and Qualitative Disclosure of Market Risk........................24
Signature.....................................................................25
Statement Furnished Pursuant to Section 906 of the
  Sarbanes-Oxley Act of 2002..................................................26

                               INFICON Holding AG
                           Consolidated Balance Sheets
              (U.S. Dollars in thousands, except per share amounts)

                                                                              June 30,        December 31,
                                                                                2003              2002
                                                                         ------------------------------------
                                                                             (Unaudited)
Assets
Current assets:
     Cash and cash equivalents                                              $  32,456           $  37,846
     Trade accounts receivable, net                                            16,617              15,895
     Accounts receivable - affiliates                                             751                 417
     Inventories                                                               22,313              19,880
     Deferred tax assets                                                        5,382               5,325
     Other current assets                                                       4,385               3,065
                                                                            ---------           ---------
Total current assets                                                           81,904              82,428

Property, plant and equipment, net                                             21,499              21,419
Goodwill                                                                        4,342                  --
Intangibles, net                                                                4,738                 343
Deferred tax assets                                                            38,026              35,664
Other assets                                                                    2,626               8,074
                                                                            ---------           ---------
Total assets                                                                $ 153,135           $ 147,928
                                                                            =========           =========

Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable                                                 $   7,150           $   5,736
     Accounts payable - affiliates                                                471                 172
     Accrued liabilities                                                       11,941               9,711
     Income taxes payable                                                       1,718               2,547
     Deferred tax liabilities                                                     526                 466
                                                                            ---------           ---------
Total current liabilities                                                      21,806              18,632

Deferred tax liabilities                                                        1,246                 696
Other liabilities                                                               2,333               1,190
                                                                            ---------           ---------
Total liabilities                                                              25,385              20,518

Stockholders' equity:
     Common stock (2,315,000 shares issued par value CHF 10 (U.S. $5.63)       13,033              13,033
     Additional paid-in capital                                                94,024              94,024
     Notes receivable from officers                                              (523)               (523)
     Retained earnings                                                         13,813              15,330
     Accumulated other comprehensive income                                     7,403               5,546
                                                                            ---------           ---------
Total stockholders' equity                                                    127,750             127,410
                                                                            ---------           ---------
Total liabilities and stockholders' equity                                  $ 153,135           $ 147,928
                                                                            =========           =========


See notes to consolidated financial statements.

                               INFICON Holding AG
                        Consolidated Statements of Income
                  (U.S. Dollars in thousands, except per share
                                    amounts)

                                                       Three Months Ended                     Six Months Ended
                                                             June 30,                              June 30,
                                                      2003              2002               2003             2002
                                                   -----------------------------------------------------------------
                                                  (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)
Net sales                                          $ 36,611           $ 33,364           $ 76,722           $ 64,176

Cost of sales                                        21,572             18,139             44,071             35,795
                                                   --------           --------           --------           --------
Gross profit                                         15,039             15,225             32,651             28,381


Research and development                              5,221              4,220             10,716              7,964

Selling, general and administrative                  12,611             10,791             24,919             20,754
                                                   --------           --------           --------           --------
Income (loss) from operations                        (2,793)               214             (2,984)              (337)

Interest income, net                                    (59)               (92)              (137)              (198)

Other expense (income), net                            (410)               160               (539)               135
                                                   --------           --------           --------           --------
Income (loss) before income taxes                    (2,324)               146             (2,308)              (274)


Provision (benefit) for income taxes                   (764)                81               (791)              (359)
                                                   --------           --------           --------           --------

Net income (loss)                                  $ (1,560)          $     65           $ (1,517)          $     85
                                                   ========           ========           ========           ========

Basic net income (loss) per share                  $  (0.67)          $   0.03           $  (0.66)          $   0.04

Diluted net income (loss) per share                $  (0.67)          $   0.03           $  (0.66)          $   0.04


See notes to consolidated financial statements.

                               INFICON Holding AG
                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in thousands)

                                                                            Six Months Ended
                                                                                June 30,
                                                                         2003              2002
                                                                     -----------------------------
                                                                     (Unaudited)        (Unaudited)
Cash flows from operating activities:
     Net income (loss)                                                 $ (1,517)          $     85
     Adjustments to reconcile net income (loss) to net
      cash provided by (used in) operating activities:
         Depreciation and amortization                                    2,087              1,612
         Deferred taxes                                                    (832)              (572)
         Changes in operating assets and liabilities:
           Trade accounts receivable                                       (254)              (990)
           Inventories                                                   (1,921)             2,340
           Other assets                                                    (286)            (1,747)
           Accounts payable                                               1,031                948
           Accrued liabilities                                           (1,924)               142
           Income taxes payable                                          (1,024)               370
           Other liabilities                                              1,140              1,046
                                                                     -----------------------------
Net cash provided by (used in) operating activities                      (3,500)             3,234

Cash flows from investing activities:
     Purchases of property, plant and equipment                          (1,290)            (4,466)
     Purchase of Sentex Systems, Inc.                                    (1,500)
                                                                     -----------------------------
Net cash used in investing activities                                    (2,790)            (4,466)
                                                                     -----------------------------
Effect of exchange rate changes on cash and cash equivalents                900              4,790
                                                                     -----------------------------
Increase (Decrease) in cash and cash equivalents                         (5,390)             3,558
Cash and cash equivalents at beginning of period                         37,846             33,788
                                                                     -----------------------------
Cash and cash equivalents at end of period                             $ 32,456           $ 37,346
                                                                     =============================


See notes to consolidated financial statements.

Supplemental disclosure of noncash investing activities:

In January 2003 the Company acquired New Vision Systems, and assumed net liabilities of $7,890 including the $5,890 note payable to INFICON Holding, see note 12.

Note 1--Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air condition/refrigeration, emergency response and industrial hygiene markets. The Company's products include process knowledge and control instruments and software (formerly in situ analysis), ultra clean processing equipment, leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and operations in the United States, Liechtenstein, Switzerland, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, China, and Hong Kong. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.


Note 2--Basis of Presentation

      The accompanying interim financial statements as of June 30, 2003, for the three and six months ended June 30, 2003 and 2002, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted in the United States of America for complete financial statements. While the quarterly financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three and six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

      The balance sheet as of December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2002.


Note 3--Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including, but not limited to, those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess inventory, bad debt, warranty and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors believed to be reasonable under the circumstances which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes certain specific accounting policies:

      Revenue Recognition - Revenue is recognized upon the transfer of title which is generally upon shipment. When customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Goodwill and Intangible Assets - The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. All other intangibles are amortized over their estimated useful life. Intangible assets, such as purchased technology, are generally recorded in connection with the acquisition of a business. The value assigned to intangible assets is determined by or with assistance of an independent valuation firm based on estimates and judgment regarding expectations for the success and life cycle of products and technology acquired. If actual results differ significantly from the estimates, the Company may be required to record an impairment charge to write down the asset to its realizable value. In addition, SFAS No. 142 requires that goodwill be tested annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in market value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company's business, financial condition and results of operations.

      Bad Debt - The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make the required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties - The accrual for the estimated cost of product warranties is provided for at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory - The reserve for estimated obsolescence or unmarketable inventory is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits - The pension benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected returns on plan assets. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount and changes in the assumptions.

      Deferred Tax Assets - As of June 30, 2003, the Company had net deferred tax assets of U.S.$41.6 million reflecting tax credit and loss carryforwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$41.6 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carryforwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted taxable income over future years and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carryforwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. As of June 30, 2003, the Company has recorded a valuation allowance for deferred taxes of approximately U.S.$2.9 million.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of June 30, 2003 will be realized. The Company was able to support this conclusion based upon projections of future taxable income and tax planning strategies that support the realization of the deferred tax assets. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carryforwards relative to the United States.

      In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe improvements in the order backlog as well as changes in our operations that will take place are sufficient to generate the minimum amounts of taxable income set forth above to utilize our net operating loss carryforwards prior to their expiration. Such changes may include:

         o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;

         o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);

         o Review R&D expenses between related parties to identify potential tax planning strategies that will maximize the Company's tax benefit;

         o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

         The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carryforwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant affect on our future results of operations and financial position.


Note 4--Inventories

Inventories consist of the following (in thousands):

                                        June 30,       December 31,
                                          2003              2002
                                    --------------------------------
         Raw material                $   16,711         $   14,950
         Work in process                  1,450              1,075
         Finished goods                   4,152              3,855
                                    --------------------------------
                                     $   22,313         $   19,880
                                    ================================


Note 5--Accrued Restructuring Costs

         During the fourth quarter of 2002, the Company recorded restructuring charges of U.S.$1,274 associated with a worldwide cost-reduction program in response to the continued reduced demand and slowdown in the semiconductor capital equipment industry. These charges related primarily to severance and fringe benefits for approximately 33 employees who either elected the voluntary severance program or were terminated. The affected employees were located in the United States and Liechtenstein and include manufacturing and nonmanufacturing employees. Notification of termination and benefits were communicated to employees in the fourth quarter of 2002. The majority of the terminations occurred in 2002 and the balance of these terminations were completed by the end of the first quarter of

2003. As of December 31, 2002, a balance of U.S.$1,052 remained in the restructuring reserve included in accrued liabilities. As of June 30, 2003, the balance of U.S.$1,052 has been paid.


Note 6--Warranty

Charges to warranty reserve during the first six months of 2003 were as follows:

                                                  Deduct:
          Balance at        Add: Charges       Charges against     Balance at
      December 31, 2002      to Reserve            Reserve        June 30, 2003
      -----------------     ------------       ---------------    -------------

          $   2,246            $  421             $   206           $  2,461


Note 7--Derivative Financial Instruments


      On January 1, 2001, the Company adopted Financial Accounting Standards Board No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not determined to be hedges must be recorded at fair value through earnings. The cumulative after tax effect for the unrealized gains on foreign currency hedges recorded in accumulated other comprehensive income was U.S.($41) thousand and U.S.$15 thousand as of June 30, 2003 and December 31, 2002, respectively.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Euro, Swiss franc and Japanese yen. This exposure arises in certain locations from intercompany purchases of inventory in foreign currency for resale in local currency.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The Company did not have any significant gains or losses from ineffective hedges for the three and six months ended June 30, 2003 and June 30, 2002.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The Company does not expect the adoption of SFAS 149, which will be effective for contracts entered into or modified after June 30, 2003, to have a material effect on its financial condition or results of operations.


Note 8--Recent Accounting Pronouncements

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) which uses the intrinsic value method in accounting for compensation expense under the stock option and purchase plans. Under the intrinsic value method, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date. APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The summarization of this statement is addressed in Note 7.

Note 9--Comprehensive Income (Loss)

      Comprehensive income (loss) is defined as the total change in stockholders' equity during the period other than from transactions with stockholders. For the Company, comprehensive income (loss) consists of net income plus the net change in accumulated other comprehensive income (loss), an element of stockholders' equity. Accumulated other comprehensive income (loss) consists of the net change in the accumulated foreign currency translation adjustment account and the net change in unrealized gains and losses in hedging activity.

      The Company's comprehensive income (loss) for the six months ended June 30, 2003 was:

                                                                                                        Accumulated
                                                                                                           Other
                                                                       Comprehensive     Retained      Comprehensive
Thousands of dollars                                    Total          Income(Loss)      Earnings      Income (Loss)
                                                    -------------------------------------------------------------------
Balance at December 31, 2002                          $  20,876                         $  15,330          $   5,546
Net loss                                                 (1,517)            (1,517)        (1,517)
   Other Comprehensive Income (Loss)
   net of tax:
       Net foreign currency translation adjustments       1,913              1,913
       Unrealized loss on foreign currency hedges           (56)               (56)
                                                                      ------------
       Other Comprehensive Income                                            1,857                             1,857
                                                                      ------------
   Comprehensive Income                                                        340
                                                    ---------------------------------------------------------------
Balance at June 30, 2003                              $  21,216                         $  13,813          $   7,403
                                                    ============                      ==============================


Note 10-Segment Information

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes two major product lines: process knowledge and control instruments and software (formerly in situ analysis) and ultra clean processing. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes three major product lines: leak detection, vacuum measurement and components, and instrumentation for environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive, emergency response, industrial hygiene and semiconductor manufacturing.


      Information on the Company's business segments was as follows (in thousands):

                                                       Three Months Ended          Six months Ended
                                                            June 30,                   June 30,
                                                       2003         2002          2002          2001
                                                    ----------------------      ----------------------
Net Sales:
Semiconductor vacuum instrumentation                $  8,476      $  7,495      $ 19,951      $ 14,436
                                                    ----------------------      ----------------------
General vacuum instrumentation                        28,135        25,869        56,771        49,740
                                                    ----------------------      ----------------------

Total net sales                                     $ 36,611      $ 33,364      $ 76,722      $ 64,176
                                                    ======================      ======================


Gross profit:
Semiconductor vacuum instrumentation                $  2,876      $  3,497      $  8,418      $  6,751
General vacuum instrumentation                        12,163        11,728        24,233        21,630
                                                    ----------------------      ----------------------

Total gross profit                                  $ 15,039      $ 15,225      $ 32,651      $ 28,381
                                                    ======================      ======================


Earnings (loss) before interest and taxes:
Semiconductor vacuum instrumentation                $ (4,273)     $ (2,760)     $ (6,303)     $ (4,965)
General vacuum instrumentation                         1,890         2,814         3,858         4,493
                                                    ----------------------      ----------------------

Total earnings (loss) before interest and taxes     $ (2,383)     $     54      $ (2,445)     $   (472)
                                                    ======================      ======================

Depreciation and amortization:
Semiconductor vacuum instrumentation                $    649      $    304      $  1,122      $    576
General vacuum instrumentation                           409           407           965         1,036
                                                    ----------------------      ----------------------

Total depreciation and amortization                 $  1,058      $    711      $  2,087      $  1,612
                                                    ======================      ======================

Capital expenditures:
Semiconductor vacuum instrumentation                $    402      $    667      $  1,088      $  1,411
General vacuum instrumentation                         1,074           711         1,702         3,055
                                                    ----------------------      ----------------------

Total capital expenditures                          $  1,476      $  1,378      $  2,790      $  4,466
                                                    ======================      ======================

Sales by geographic location:(1)
United States                                       $ 13,581      $ 12,961      $ 26,599      $ 23,893
Europe                                                16,440        14,482        34,188        28,835
Asia                                                   6,590         5,921        15,935        11,448
                                                    ----------------------      ----------------------

Total sales                                         $ 36,611      $ 33,364      $ 76,722      $ 64,176
                                                    ======================      ======================


                                                    June 30,      December 31,
                                                      2003            2002
                                                ------------------------------
Total assets:
Semiconductor vacuum instrumentation              $    62,716      $   52,796
General vacuum instrumentation                         90,419          95,132
                                                ------------------------------

Total identifiable assets                         $   153,135      $  147,928
                                                ==============================

                                                    June 30,       December 31,
                                                      2003             2002
                                                ------------------------------
Long-lived assets (2):
Semiconductor vacuum instrumentation              $    17,172      $   14,313
General vacuum instrumentation                         16,033          15,523
                                                  ----------------------------
Total long-lived assets                           $    33,205      $   29,836
                                                ===============================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location

(2)   Long-lived assets excludes deferred taxes


Note 11--Net Income Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share and per share amounts):

                                                                  Three Months Ended                Six Months Ended
                                                                       June 30,                          June 30,
                                                                 2003             2002            2003              2002
                                                              --------------------------       ---------------------------

Numerator:
Numerator for basic and diluted earnings per share:
   Net income (loss)                                            $(1,560)             $65         $(1,517)              $85

Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding

Basic shares                                                  2,315,000        2,315,000       2,315,000         2,315,000
Diluted shares                                                2,315,000        2,315,000       2,315,000         2,315,000

Earnings (loss) per share:
   Basic                                                         $(0.67)           $0.03          $(0.66)            $0.04

   Diluted                                                       $(0.67)           $0.03          $(0.66)            $0.04


      As of June 30, 2003, the number of antidilutive potential common shares that could dilute earnings per share in the future were 183,198.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the disclosure only provisions of both SFAS 123 and SFAS 148.

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(U.S.$ in thousands, except per share amounts)

                                        Three months ended                  Six months ended
                                             June 30                            June 30,
                                       2003            2002              2003              2002
                                   -----------------------------------------------------------------
Net income (loss), as reported     $    (1,560)     $       65       $   (1,517)        $       85
Less:  Stock based compensation
expense, net of tax                     (2,139)           (945)          (2,722)            (1,556)
                                   -----------------------------------------------------------------
Pro forma net loss                 $    (3,699)     $     (880)       $  (4,239)        $   (1,471)
                                   =================================================================

Earnings per share:
Basic - as reported                $     (0.67)     $     0.02        $   (0.66)        $     0.02
Basic - pro forma                  $     (1.60)     $    (0.38)       $   (1.83)        $    (0.64)

Diluted - basic                    $     (0.67)     $     0.02        $   (0.66)        $     0.02
Diluted - pro forma                $     (1.60)     $    (0.38)       $   (1.83)        $    (0.64)


Note 12--Acquisition of New Vision Systems (thousands)

      In January 2003, the Company acquired 100% of the stock of a privately-held company, New Vision Systems, a leader in advanced process control
(APC) for patterning processes in semiconductor manufacturing pursuant to an Agreement and Plan of Merger which closed on January 3. The acquisition of New Vision Systems will help expand the Company's reach in the semiconductor fab industry by extending its range of process capability in the advanced process control (APC) market to include photolithography. Photolithography, fundamental to creating the pattern of integrated circuits (IC) on a semiconductor wafer, is the most challenging and strategically important process in manufacturing semiconductor devices. New Vision Systems develops and deploys a full suite of process control software compatible with tools from all major photolithography and metrology equipment suppliers. These products improve equipment productivity and chip yield in semiconductor fabrication. As of December 31, 2002, New Vision Systems had an outstanding note receivable to INFICON of U.S.$5.9 million. The note receivable is recorded in other assets for the Company's December 31, 2002 financial report since the results of operations, for New Vision Systems, were not part of the Company's consolidated financial statements until January 2003.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations for New Vision Systems have been included in the Company's consolidated financial statements for the six and three months ended June 30, 2003.

      An independent valuation of the assets acquired and liabilities assumed from the purchase of New Vision Systems was completed during the first quarter of 2003. The following table summarizes the estimated fair values of those assets and liabilities.

         Liabilities assumed:
         Current liabilities                                      $  4,013
         Long-term debt (intercompany)                               5,890
                                                                  --------

         Total liabilities assumed                                $  9,903
                                                                  --------

         Less:  Assets acquired
         Current assets                                           $    693
         Leases, licenses, furniture and equipment                     365
         Other assets                                                  955
                                                                  --------
         Total assets acquired                                    $  2,013
                                                                  --------

Allocation of excess liabilities over assets:
         Goodwill                                                    4,308
         Intangibles                                                 3,582
                                                                  --------

         Total                                                    $  7,890

      The acquired intangible assets have a weighted-average useful life of approximately 9 years. The intangible assets that make up the intangible asset balance include completed technology of U.S.$2,660 (10 year useful life), trade names of U.S.$382 (10 year useful life), certain agreements of U.S.$220 (5 year useful life) and order backlog of U.S.$320 (1 year useful life).

      As consideration for the stock of New Vision Systems, the Company assumed liabilities in excess of assets, and entered into a contingent "Earn Out" agreement through 2004 with the stockholders of New Vision Systems, not to exceed $27 million, payable in a combination of the Company's ADSs, valued at the current market price when payable, and cash, based on specific sales targets of New Vision Systems in calendar years 2003 and 2004. To date, no amounts have been recorded for the contingent purchase price.

Pro forma results of operations

      The following unaudited pro forma information summarizes the Company's consolidated results of operations as if New Vision Systems acquisition had taken place at the beginning of 2002

                                          Three months ended               Six months ended
                                               June 30                          June 30
                                        2003             2002            2003             2002
                                   -----------------------------------------------------------------
Net Sales                          $     36,611      $    34,014      $   76,722      $     65,476


Net (Loss)                         $     (1,560)     $    (1,873)     $   (1,517)     $     (3,791)
                                   =================================================================

Basic net (loss) per share         $      (0.67)     $     (0.81)     $    (0.66)     $      (1.64)

Diluted net (loss) per share       $      (0.67)     $     (0.81)     $    (0.66)     $      (1.64)

      The pro forma net (loss) and earnings per share for 2002 were pro-rated based on 2002 annual results. The pro forma results for 2002 are not necessarily indicative of the results that would have occurred had the acquisition been in effect during 2002.


Note 13--Acquisition of Sentex Systems Inc. (thousands)

      In May 2003, the Company acquired 100% of the assets and assumed certain liabilities of a privately-held company, Sentex Systems Inc. Sentex Systems, founded in 1980, supplies sophisticated monitoring and analysis instruments using gas chromatography (GC) technology to detect volatile organic compounds (VOCs) for industrial and environmental monitoring, testing, and security. Sentex product lines include continuous, on-line water monitors for applications such as factory discharge water or water security, air monitors for spot analysis or continuous on-site monitoring and explosives detectors for building and site security and protection. Sentex products complement the HAPSITE fully portable chemical identification systems (gas chromatograph/mass spectrometer or GC/MS technology) used for fast on-scene detection and analysis of chemical agents and toxic materials in air, soil and water.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations have been included in the Company's consolidated financial statements for the three and six months ended June 30, 2003.

      A valuation of the assets and certain liabilities acquired from the purchase of Sentex Systems Inc. was prepared, by the Company. The following table summarizes the estimated fair values of those assets and liabilities.

         Purchase price                                           $  1,500

         Assets acquired:
         Current assets                                           $    354
         Equipment                                                      30
         Other assets                                                    5
                                                                  --------

         Total assets acquired                                    $    389
                                                                  --------

         Less: Liabilities assumed
         Current liabilities                                      $    (89)

 Allocation of excess purchase price over net assets:
         Intangibles                                              $  1,200


      The acquired intangible asset has a useful life of 10 years. The intangible asset balance is comprised of completed technology of U.S.$1,200 (10 year useful life).


Note 14--Reclassification

      Certain reclassifications have been made to prior years' financial statements to conform to the 2003 presentation.

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward - Looking Statements

      Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity", "potential" or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

      As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "the Company", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

      INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. The Company's products include process knowledge and control instruments and software (formerly in situ analysis), ultra clean processing equipment, leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

Semiconductor Industry

      The semiconductor industry has historically experienced sudden changes in supply and demand for semiconductors and is also subject to rapid technological changes in semiconductor manufacturing processes. These factors are generally the cause of strong volatility of demand for semiconductor capital equipment. We believe that a global economic slowdown and a severe downturn in the semiconductor and related industries could continue to have a negative effect on our financial performance for the remainder of this year.

Deferred Tax Assets

      As of June 30, 2003, the Company had net deferred tax assets of U.S.$41.6 million reflecting tax credit and loss carryforwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$41.6 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carryforwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted taxable income over future years and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carryforwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. As of June 30, 2003, the Company has recorded a valuation allowance for deferred taxes of approximately U.S.$2.9 million.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of June 30, 2003 will be realized. The Company was able to support this conclusion based upon projections of future taxable income and tax planning strategies that support the realization of the deferred tax assets. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carryforwards relative to the United States.

      In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe improvements in the order backlog as well as changes in our operations that will take place are sufficient to generate the minimum amounts of taxable income set forth above to utilize our net operating loss carryforwards prior to their expiration. Such changes may include:

         o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;

         o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);

         o Review R&D expenses between related parties to identify potential tax planning strategies that will maximize the Company's tax benefit;

         o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

      The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carryforwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant affect on our future results of operations and financial position.

Results of Operations for the Three Months Ended June 30, 2003 and 2002


      Net Sales

      Net sales increased 9.7% to U.S.$36.6 million for the three months ended June 30, 2003 from U.S.$33.4 million for the three months ended June 30, 2002. This increase is primarily due to favorable changes in exchange rates relative to the US dollar and higher sales within our semiconductor vacuum instrumentation segments.

      Semiconductor Vacuum Instrumentation Segment. Net sales increased by 13.1% to U.S.$8.5 million for the three months ended June 30, 2003 from U.S.$7.5 million for the three months ended June 30, 2002. This increase resulted from improved demand for process knowledge and control instruments and software (formerly in situ analysis) from semiconductor manufacturers in the United States and Asia, as well as revenue associated with the acquisition of New Vision Systems in January 2003, in addition to favorable changes in foreign exchange rates relative to the U.S. dollar. This was offset by a decrease in demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe.

      General Vacuum Instrumentation Segment. Net sales increased by 8.8% to U.S.$28.1 million for the three months ended June 30, 2003 from U.S.$25.9 million for the three months ended June 30, 2002. This is mainly the result of favorable changes in foreign exchange rates relative to the U.S. dollar and improved demand for vacuum control products. This was offset by a lower demand for our leak detection products by RAC manufacturing customers.

      Gross Profit

      Gross profit decreased by 1.2% to U.S.$15.0 million or 41.1% of net sales for the three months ended June 30, 2003 from U.S.$15.2 million or 45.6% of net sales for the three months ended June 30, 2002. The decrease in gross profit percentage is primarily due to changes in foreign exchange rates relative to the U.S. dollar coupled with an underabsorption of fixed costs for the semiconductor lithography software and ultra clean processing product lines, in addition to less favorable exchange rates compared with last year.

      Research and Development

      Research and development costs increased by 23.7% to U.S.$5.2 million, or 14.3% of net sales, for the three months ended June 30, 2003 from U.S.$4.2 million, or 12.6% of net sales, for the three months ended June 30, 2002. This increase was driven primarily by the addition of research and development expenses related to the acquisition of New Vision Systems in January 2003 and changes in foreign exchange rates relative to the U.S. dollar. This was offset by a decrease in R&D expenses related to the process knowledge and control instruments and software product line.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 16.9% to U.S.$12.6 million, or 34.4% of net sales, for the three months ended June 30, 2003 from U.S.$10.8 million, or 32.3% of net sales, for the three months ended June 30, 2002. This increase is the result of additional costs associated with the acquisition of New Vision Systems in January 2003, changes in foreign exchange rates relative to the U.S. dollar, coupled with increased costs related to the HAPSITE product line.

      Income (Loss) from Operations

      For the reasons stated above, the income (loss) from operations was U.S.($2.8) million, or (7.6%) of net sales, for the three months ended June 30, 2003 from U.S.$0.2 million, or 0.6% of net sales, for the three months ended June 30, 2002.

      Other Expense/Income

      Other income was U.S.$0.4 million, or 1.1% of net sales, for the three months ended June 30, 2003 as compared to other expense of U.S.$0.2 million, or 0.5% of net sales, for the three months ended June 30, 2002. The increase in other income is primarily the result of foreign currency gains recognized during the three months ended June 30, 2003.

      Provision/Benefit for Income Taxes

      The income taxes benefit was U.S.$0.8 million, or 32.9% of loss before taxes for the three months ended June 30, 2003 versus an income tax provision of U.S.$0.1 million, or 55.5% of income before taxes, for the three months ended June 30, 2002. The increase in income tax benefit resulted from a taxable loss of U.S.$2.3 million versus taxable income of U.S.$0.1 million for the three months ended June 30, 2003 and 2002, respectively. The effective tax rate has changed due to a change in the earnings mix among tax jurisdictions.

      Net Income (Loss)

      For the reasons stated above, net loss was U.S.($1.6) million, or 4.3% of net sales, for the three months ended June 30, 2003 from a net income of U.S.$0.1 million, or 0.2% of net sales, for the three months ended June 30, 2002.

      Accrued Liabilities

      The accrued liabilities increased to U.S.$11.9 million for the three months ended June 30, 2003 versus U.S.$9.7 million for the year ended December 31, 2002. The increase relates primarily to the accrued liabilities assumed from the acquisition of New Vision Systems in January 2003 in addition to higher accruals associated with pension costs, bonus and commission expenses, and the timing of sales taxes payments.

Results of Operations for the Six Months Ended June 30, 2003 and 2002

      Net Sales

      Net sales increased 19.5% to U.S.$76.7 million for the six months ended June 30, 2003 from U.S.$64.2 million for the six months ended June 30, 2002. This increase is primarily due to favorable changes in exchange rates relative to the US dollar and higher sales within our semiconductor vacuum and general vacuum instrumentation segments.

      Semiconductor Vacuum Instrumentation Segment. Net sales increased by 38.2% to U.S.$20.0 million for the six months ended June 30, 2003 from U.S.$14.4 million for the six months ended June 30, 2002. This increase resulted from improved demand for process knowledge and control instruments and software (formerly in situ analysis) from semiconductor manufacturers in the United States and Asia, primarily the result of a large sale to Samsung Electronics Co. Ltd as well as revenue associated with the acquisition of New Vision Systems in January 2003, in addition to favorable changes in foreign exchange rates relative to the U.S. dollar.

      General Vacuum Instrumentation Segment. Net sales increased by 14.1% to U.S.$56.8 million for the six months ended June 30, 2003 from U.S.$49.7 million for the six months ended June 30, 2002. This is mainly the result of higher HAPSITE sales from the U.S. military and homeland defense agencies coupled with favorable changes in foreign exchange rates relative to the U.S. dollar.

      Gross Profit

      Gross profit increased by 15.0% to U.S.$32.7 million or 42.6% of net sales for the six months ended June 30, 2003 from U.S.$28.4 million or 44.2% of net sales for the six months ended June 30, 2002. The decrease in gross profit percentage is primarily due to changes in foreign exchange rates relative to the U.S. dollar coupled with an underabsorption of fixed costs for the semiconductor lithography software and ultra clean processing product lines in addition to less favorable exchange rates compared with last year. This decrease was partially offset by the favorable absorption of fixed costs for the HAPSITE product line.

      Research and Development

      Research and development costs increased by 34.6% to U.S.$10.7 million, or 14.0% of net sales, for the six months ended June 30, 2003 from U.S.$8.0 million, or 12.4% of net sales, for the six months ended June 30, 2002. This increase was driven primarily by the addition of research and development expenses related to the acquisition of New Vision Systems in January 2003 and changes in foreign exchange rates relative to the U.S. dollar.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 20.1% to U.S.$24.9 million, or 32.5% of net sales, for the six months ended June 30, 2003 from U.S.$20.8 million, or 32.3% of net sales, for the six months ended June 30, 2002. This increase is the result of additional costs associated with the acquisition of New Vision Systems in January 2003, changes in foreign exchange rates relative to the U.S. dollar, coupled with increased pension expenses, increased costs related to the HAPSITE product line, and expenses related to the planned divestiture of our Ultra Clean Processing unit.

      (Loss) from Operations

      For the reasons stated above, the (loss) from operations increased to U.S.($3.0) million, or (3.9%) of net sales, for the six months ended June 30, 2003 from U.S.($0.3) million, or (0.4%) of net sales, for the six months ended June 30, 2002.

      Other Expense/Income

      Other income was U.S.$0.5 million, or 0.7% of net sales, for the six months ended June 30, 2003 as compared to other expense of U.S.$0.1 million, or 0.2% of net sales, for the six months ended June 30, 2002. The increase in other income is primarily the result of foreign currency gains recognized during the six months ended June 30, 2003.

      Benefit for Income Taxes

      The income tax benefit was U.S.$0.8 million, or 34.3% of loss before taxes for the six months ended June 30, 2003 versus an income tax benefit of U.S.$0.4 million, or 131.0% of loss before taxes, for the six months ended June 30, 2002. The increase in income tax benefit resulted from higher losses before income of U.S.($2.3) million versus a loss before income of U.S.($0.3) million for the six months ended June 30, 2003 and 2002, respectively. The effective tax rate has changed due to a change in the earnings mix among tax jurisdictions.

      Net Income(loss)

      For the reasons stated above, a net loss of U.S.($1.5) million, or 2.0% of net sales, was recognized for the six months ended June 30, 2003 versus a net income of U.S.$0.1 million, or 0.1% of net sales, for the six months ended June 30, 2002.

Liquidity and Capital Resources

         Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by (used in) operating activities was U.S.($3.5) million and U.S.$3.2 million for the six months ended June 30, 2003 and 2002, respectively. In 2003, cash used in operating activities of U.S.$3.5 million consisted of a net loss of U.S.($1.5) million, depreciation and amortization of U.S.$2.1 million, a net increase in deferred taxes of U.S.$0.8 million, and a net decrease in working capital of U.S.$3.3 million. In 2002, cash provided by operating activities of U.S.$3.2 million consisted of net income of U.S.$0.1 million, depreciation and amortization of U.S.$1.6 million, a net increase in deferred taxes of U.S.$0.6 million, and a net increase in working capital of U.S.$2.1 million.

         Working capital was U.S.$60.1 million as of June 30, 2003, compared to U.S.$63.8 million as of December 31, 2002. The decrease was due to decreases in cash of U.S.$5.4 million and income taxes payable of U.S.$0.8, increases in accounts payable of U.S.$1.7 million and accrued liabilities of U.S.$2.2 million. This was offset by increases in accounts receivable of U.S.$1.1 million, inventories of U.S.$2.4 million, and other current assets of U.S.$1.3 million.

         Cash used in investing activities was U.S.$2.8 million and U.S.$4.5 million for the six months ended June 30, 2003 and 2002, respectively, primarily for the purchase of property and equipment in each period in addition to the purchase of Sentex Systems, Inc. for U.S.$1.5 million, in May 2003 and the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein in 2002.

         Credit facilities

         The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing was automatically extended for one year on November 23, 2002. The Company has U.S.$0 outstanding under the financing arrangement as of June 30, 2003.

         On June 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$5.3 million). The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement was extended for one year on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of June 30, 2003.

         Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD
5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on August 31, 2003 and has an option for extension. The Company has U.S.$0 million outstanding under the financing arrangement as of June 30, 2003.

         We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our financing arrangements and credit facilities, will continue to be sufficient to satisfy our working capital and capital expenditure requirements.

         We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second, lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made.

The balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of June 30, 2003, there is an outstanding balance on the loans of U.S.$0.5 million.


Risks Relating to Our Business and Financial Results

         Provided below is a summarization of the risks and uncertainties that are important for you to consider in evaluating historical and future results of the Company. A detailed explanation of risk factors is also provided in our annual report on form 20-F for the year ended December 31, 2002. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business may also impair our business operations. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results will likely be affected.

      >> Downturns in the semiconductor chip manufacturing industry have historically, and may have in the future, a material adverse effect on our sales and profitability. We cannot assure you that:

               >>    the semiconductor chip manufacturing industry will improve;

               >> the semiconductor industry is not experiencing a downturn which may be severe or prolonged; or

               >> any recovery will result in increased demand for capital equipment by the semiconductor chip manufacturing industry;

      >> The loss of sales to our major customers would likely have a material adverse effect on the Company;

      >> Some of our customers compete, or may in the future compete, with Unaxis, and to the extent that we are perceived to be controlled by, or under common control with Unaxis, we may lose their business;

      >> Our future growth and competitiveness depends upon our ability to develop new and enhanced products for industries we target and to adapt rapidly to changing technologies. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance;

      >> Changes or developments in the semiconductor industry could cause shifts in our infrastructure and increase the competition for our products;

      >> The markets for our products are highly competitive. This competition may cause us to reduce prices and may result in decreases in market share of our products;

      >> Our failure to protect our proprietary technology relating to vacuum instrumentation may significantly impair our competitive position, which could result in a loss of revenues and profits;

      >> The license agreements we have entered into with respect to our ultra clean processing business contain provisions that could discourage a takeover or prevent or delay a merger that stockholders believe is favorable;

      >> Our inability to convince OEMs to use our products in their manufacturing systems could weaken our competitive position;

      >> We must compete intensively to attract and retain key technical personnel to help maintain our current level of success and to support our future growth;

      >> Our ability to expand our manufacturing capacity may be limited by our suppliers' ability to meet our requirements;

      >> We have significant international sales to customers outside the United States. A reduction in demand for our products resulting from economic downturns in one or more of the markets we serve may have a material adverse effect on our sales and profitability;

      >> Unfavorable exchange rate fluctuations may harm our results of operations;

      >> We must make expenditures to comply with environmental laws and regulations relating to the production of our vacuum instrumentation products;

      >> The effect of terrorist attacks or threats on the general economy could decrease our revenues;

      >>   Future acquisitions could adversely affect our business;

      >>   Benefits from the net deferred tax asset may not be realized (see
           Note 3 Critical Accounting Policies & Operating and Financial Review and Prospects sections on Deferred Tax Assets for additional discussion);

      >>   Risk of impairment of goodwill and intangible assets.

      The Company will continue to review its cost structure in addition to identifying alternatives for exiting the Ultra Clean Processing business in the third quarter and plans to assess the sales strategy for NVS products. As a result, the Company may record restructuring costs in the third quarter.

Quantitative and Qualitative Disclosure of Market Risk

      For the six months June 30, 2003, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2002.

      Interest Rate Exposure

      Changes in interest rates could impact the Company's anticipated interest income earned on its cash balances. Although interest income could be impacted, the Company does not feel changes in interest rates, from their current levels, would have a material effect on the Company's financial results.

      Foreign Currency Exchange Rate Risk

      We transact business in various foreign currencies. Our primary foreign cash flows are generated in the countries of Asia and Europe. The principal currencies creating foreign exchange rate risk for the Company are the Euro, Swiss franc, and Japanese yen. The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. This exposure arises in certain locations from the intercompany purchase of inventory in foreign currency for resale in local currency.


Enclosures

      Statements furnished under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, attached as Exhibit 32.1

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            INFICON Holding AG




Date: August 14, 2003                       By: /s/ Peter Maier
                                                --------------------------------
                                                Name:  Peter G. Maier
                                                Title: Vice President and Chief
                                                       Financial Officer